SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

National R.V. Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

637277104

(CUSIP Number)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810

Los Angeles, California 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637277104	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,174,383[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 97,450[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,174,383[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 97,450[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,383[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 1,174,383 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 97,450 shares of Common Stock owned by an investment advisory client of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

3

Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 1,174,383
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,174,383
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,174,383
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%[1]
14	TYPE OF REPORTING PERSON* PN

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1

Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 500
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 500
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 637277104	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 25,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 25,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14	TYPE OF REPORTING PERSON* EP

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1

Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,199,383[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 97,950[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,199,383[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 97,950[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,199,383[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ X ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%[3]
14	TYPE OF REPORTING PERSON* IN

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Includes 1,174,383 shares of Common Stock owned by Riley Investment Partners Master Fund, L.P.  Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,174,383 shares owned by Riley Investment Partners Master Fund, L.P.  Also, includes 500 shares of Common Stock owned by B. Riley & Co., Inc. Also, includes 25,000 shares of Common Stock owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 25,000 shares owned by B. Riley & Co. Retirement Trust.

CUSIP No. 637277104	13D	Page 7

Riley Investment Management LLC has shared voting and dispositive power over 97,450 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.  B. Riley & Co., Inc. has voting and dispositive power over 500 shares of Common Stock. Although Mr. Riley is the controlling shareholder and Chairman of B. Riley & Co., Inc., Mr. Riley disclaims beneficial ownership of these shares.

Based on 10,339,484 shares of Common Stock outstanding at November 3, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 13, 2006.

CUSIP No. 637277104	13D	Page 8

Item 4.

Interest in Securities of the Issuer

Item 4 as previously filed is hereby amended to add the following:

On February 20, 2007, the Issuer completed the sale of its wholly-owned subsidiary, Country Coach, Inc., an Oregon Corporation (“CCI”), to Country Coach Holdings LLC, a Delaware limited liability company (“CC Holdings”), an entity owned by certain of the Reporting Persons and other co-investors. The sale was conducted pursuant to a Merger and Asset Purchase Agreement (the “Acquisition Agreement”) entered into on February 16, 2007 by and among CC Holdings, Country Coach Merger LLC, a Delaware limited liability company (“Merger Sub”), and RIM, on one hand, and the Issuer and CCI, on the other.

The acquisition took the form of a merger whereby CCI merged with and into Merger Sub with Merger Sub surviving as a wholly-owned subsidiary of CC Holdings (the “Merger”). In addition, in connection with the transactions contemplated by the Acquisition Agreement, the Issuer also transferred certain assets (the “Additional Assets”) to Merger Sub held by the Issuer related to the business of CCI and Merger Sub assumed certain liabilities of the Issuer related to the business of CCI. At the closing of the Merger, Merger Sub was renamed Country Coach LLC. The total consideration for the merger and the sale of the Additional Assets was $38,750,000.

In addition, under the Acquisition Agreement, RIM is subject to a standstill similar to its existing standstill until the one year anniversary of the closing of the acquisition. A copy of the Acquisition Agreement is attached hereto as Exhibit A, and the foregoing description is qualified in its entirety by the Acquisition Agreement.

Item 5.

Interest in Securities of the Issuer

Item 5 (c) as previously filed is hereby amended to read as follows:

(c)

The Reporting Persons have not effected any transactions in Common Stock since their previous Schedule 13D amendment.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 as previously filed is hereby amended to add the following:

On February 16, 2007, CC Holdings, Merger Sub, and RIM entered into the Acquisition Agreement with the Issuer and CCI. See Item 4 for a description of the Acquisition Agreement. A copy of the Acquisition Agreement is attached as Exhibit A and this description is qualified in its entirety by the Agreement.

Item 7.

Material to be filed as Exhibits

Exhibit A

Merger and Asset Purchase Agreement, dated as of February 16, 2007, by and among, CC Holdings, Merger Sub, RIM, CCI and the Issuer.

CUSIP No. 637277104	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co., Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley